Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of BioCryst Pharmaceuticals, Inc. for the registration of an indeterminate number of shares of its common stock, preferred stock, depositary shares, stock purchase contracts, warrants and units and to the incorporation by reference therein of our reports dated March 4, 2008, with respect to the financial statements of BioCryst Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of BioCryst Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Birmingham, Alabama
November 26, 2008